04030131

Warszawa , 2004-04-26

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

SUPPL

RECEIVED MAY 13 2004 SEC MAIL PROCESSING SECTION WASH. D.C. 181

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of the Current report no 9/2004.
Best regards

Krzysztof Gerula

Vice President

PROCESSED
MAY 17 2004
THOMSON FINANCIAL

dlw 5/17

ORBIS Spółka Akcyjna
zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy
XIX Wydział Gospodarczy KRS
Rejestr Przedsiębiorców
0000022622

ORBIS S.A.
ul. Bracka 16
00-028 Warszawa, POLSKA
Tel.: (48 22) 826 02 71, Fax: (48 22) 827 33 01
NIP 526-025-04-69
Nr konta: BH S.A. I O/W-wa 04 1030 1508 0000 0005 0301 6001

82-5025

Current report no 9/2004

The Management Board of Orbis S.A. hereby informs about change of the deadline on which the annual consolidated report for 2003 and the quarterly report for 1Q 2004 will be published.

The date of publication of these reports was scheduled for April 27, 2004.